LARRY D. IRICK

Vice President, General Counsel

and Corporate Secretary

October 16, 2009

VIA EDGAR AND FAX

Re:	Westar Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Proxy Statement on Schedule 14A
Filed April 2, 2009
File No. 001-03523

Mr. Ronald E. Alper

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Alper:

We are submitting our responses to your letter dated September 18, 2009 to Mr. William B. Moore, our president and chief executive officer. For your convenience, the responses are numbered to correspond to the comment numbers in your letter. Our 2008 Form 10-K and Proxy Statement on Schedule 14A are, collectively, referred to in this letter as the “Reports.”

Pursuant to the request in your letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in the Reports in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms used in this response that are not otherwise defined have the respective meanings given them in the Reports.

818 S Kansas Ave / P.O. Box 889 / Topeka, Kansas 66601

Telephone: (785) 575-1625 / Fax: (785) 575-8136

Internet: larry_irick@wr.com

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

Form 10-K for Fiscal Year Ended December 31, 2008

Part I, page 7

Item 1A. Risk factors, page 21

1.	We note that all of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text.

Company Response:

We will revise the subheadings of our risk factors to more precisely describe the specific risks being addressed. If we update any of the risk factors in our third quarter Form 10-Q, they will have revised subheadings. Otherwise, the risk factors included in our 2009 Form 10-K will be revised as requested.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Summary of Significant Items, page 29

Overview, page 29

2.	We note that you have listed several significant items that have impacted or may impact you and your operations since January 1, 2008. We believe, however, that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus[es] in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, please give consideration to providing:

•

An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

•

A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

Company Response:

In response to the first bullet point in this comment, beginning with our 2009 Form 10-K, we will include the following disclosure or similar disclosure at the beginning of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

EXECUTIVE SUMMARY

Overview

We are the largest electric utility in Kansas. We produce, transmit and sell electricity at retail to approximately 679,000 customers in Kansas under the regulation of the KCC. We also provide electric energy at wholesale to the electric distribution systems of 31 cities and four electric cooperatives in Kansas under the regulation of FERC. We have other contracts for the sale, purchase or exchange of wholesale electricity with other utilities. In addition, we engage in energy marketing and purchase and sell electricity in areas outside of our retail service territory.

Key Factors Affecting Our Performance

The principal business, economic and other factors that affect our operations and financial performance include:

•	Weather conditions

•	Customer conservation efforts

•	Economy of our service territory

•	Performance of our electric generating facilities

•	Conditions in the fuel, wholesale electricity and energy markets

•	Rate regulation by the KCC and FERC

•	Costs of dealing with regulation and public policy initiatives

•	Availability and access to liquidity and capital and changes in interest rates

Outlook for the Future

We engage in comprehensive planning efforts to develop and refine investment choices and operational initiatives to serve the future energy needs of our customers. We work from the premise that any plan must (a) be consistent with our resolve to succeed as

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

an electric-only public utility and (b) fit within the broader context of evolving public sentiment about energy and environmental policy. The velocity and magnitude of technological, market and policy change affecting the electric utility industry is unprecedented and, as a consequence, the effort has not been routine.

Our planning efforts have identified fundamental uncertainties affecting our business: volatility in fuel and construction costs; technological advances in how electricity is generated, delivered and metered; new imperatives for energy efficiency; and evolving environmental policies and standards. We believe what characterizes good planning is to embrace these uncertainties and to acknowledge our limited capability to predict future outcomes.

Accordingly, we have chosen a strategy that creates and preserves as many options as possible, avoids over-commitment to a single dominant approach and maintains diversity through flexible supply planning and cost-effective demand management.

Significant elements of our strategy include environmental upgrades at Jeffrey Energy Center and our other coal plants, construction of the Emporia Energy Center, the development of major wind generation capability and the building and upgrading of transmission facilities.

*    *    *

In response to the second bullet point in this comment, we observe that we had reported our material uncertainties and known trends in various areas of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future filings, we will include a summary of our material uncertainties and known trends at the beginning of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. For the 2008 Form 10-K, such a summary would have been similar to the draft disclosure provided below. Our summary in future filings will include our material uncertainties and known trends at that point in time.

In 2008, global economic growth slowed, liquidity was reduced in global capital markets and the U.S. entered a recession. As a result, capital was more costly and more difficult to obtain. In addition, certain of our industrial and commercial customers informed us that they were experiencing a decrease in orders, reducing production and work schedules and making significant employee layoffs. Our residential business may also be affected by these economic conditions. We cannot predict whether these developments will continue or when the economy generally may stabilize. We also cannot state whether or to what extent any such developments will impact our results of operations, which are affected by economic conditions as well as a broad number of other factors.

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

We have also experienced a continuing maturation of the energy trading markets in which we participate, which has led to reduced margin opportunities. A notable trend is that more transactions are being completed through RTO-sponsored markets as opposed to negotiated transactions directly between counterparties. While this trend is expected to continue, we are unable to determine how this may affect energy marketing in the future.

Over the next several years, we currently expect to add generating capacity, expand our transmission system and make significant environmental improvements as part of our capital expenditure program. During this period, we expect both AFUDC for borrowed funds and equity funds to fluctuate. We also expect interest expense to increase significantly as we issue new debt securities to fund our capital expenditure program.

Item 8. Financial Statements and Supplementary Data, page 55

3.	We note from our review of the order approving the settlement agreement in respect of your May 2008 application to increase retail rates that your rate of return for regulatory accounting purposes is computed using an agreed-upon capital structure. Please tell us whether the agreed-upon capital structure, or other regulatory provisions imposed by the KCC or Federal Power Act, serves to restrict the ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends. If so, please tell us the amount of restricted net assets of KGE as defined in Rule 4-08(e)(3)of Regulation S-X as of the end of most recently completed year and how you compute the amount. In addition, if the restricted net assets of KGE exceed 25 percent of your consolidated net assets, please provide the disclosure required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rue 5-04 of Regulation S-X. Please note that the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume. The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited. Thus, please ensure your response comprehends the spirit upon which the Rule is based.

Company Response:

The agreed-upon capital structure authorized by the KCC order approving the settlement in our 2008 rate case reflected our actual consolidated capital structure and cost of debt at December 31, 2007, the end of the rate case test year, updated for our issuances of debt and equity securities after that date. Since the purpose of the agreed-upon capital structure was to determine our actual updated cost of capital, the order has no provisions applicable to the transfer of funds as needed within the consolidated group. Apart from the

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

order, the ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends is not restricted by any regulatory, debt or other provisions, except that the Kansas general corporation code contains restrictions on the payment of dividends applicable to all corporations, and the Federal Power Act prohibits the payment of a dividend when retained earnings are below zero, or with the payment of the dividend would fall below zero. We do not currently expect these restrictions to impact KGE’s ability to transfer funds to Westar Energy as needed.

Item 13. Certain Relationships and Related Transactions, page 112

4.	Please reference the discussion under Corporate Governance Matters in your 2009 Proxy Statement or advise.

Company Response:

Beginning with our 2009 Form 10-K, we will either reference the discussion of certain relationships and related transactions under Corporate Governance Matters in our proxy statement or provide the required information.

Proxy statement on Schedule 14A

Corporate Governance Matters, page 6

Policies and Procedures for Approval of Related Party Transactions, Page 7

5.	We note that your Board of Directors approved a policy with respect to related person transactions in February 2007. Please summarize your policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

Company Response:

In future filings, we will supplement the disclosures in the 2009 proxy statement regarding our related person transaction policy to further describe our procedures for the review, approval and ratification of related person transactions.

The current policy with respect to related person transactions, which was in place in the same form when the 2009 proxy statement was filed, requires the related person or the business unit responsible for the related person transaction to provide our legal department all of the material facts and circumstances of the proposed related person transaction. If the legal department determines that the proposed transaction is a related person transaction, such transaction is submitted to our nominating and corporate governance committee for consideration at its next meeting, or in those cases where it is

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

determined that it is not practicable or desirable to wait until the next meeting, to the chairman of such committee. The committee or the chairman will review the proposed related person transaction, to determine whether such transaction is in, or not inconsistent with, our best interests and the interests of our shareholders. The chairman is required to report any approval under the policy to the committee at its next meeting.

The current policy also requires, if our chief executive officer, chief financial officer or general counsel becomes aware of a pending or ongoing related person transaction that has not been previously approved or ratified, that such transaction be submitted to the committee or the chairman for review in the same manner as described above. Based upon the conclusions reached, the committee or the chairman will evaluate all options, including ratification, amendment or termination of the related person transaction. If the transaction is already completed by the time of such submission, the committee or the chairman will determine if rescission of the transaction is appropriate, and our general counsel is required to evaluate our controls and procedures to determine the reason the transaction was not submitted for prior approval and whether any changes to these controls and procedures are recommended.

Security Ownership of Management, page 15

6.	Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. In this regard, we note the disclosure you provide in footnote (1). See Item 403 of Regulation S-K.

Company Response:

In future filings, we will include language in the footnote to the table indicating whether any of the persons identified in the table has the right to acquire beneficial ownership of shares within 60 days, including without limitation any shares that will be acquired upon the vesting of restricted share units within 60 days.

Compensation Discussion and Analysis, page 16

Benchmarking, page 20

7.	Please provide the names of the companies in Towers Perrin’s 2008 Energy Services Industry Executive Compensation Database and the 2008 Hewitt Database as it appears that you utilized these databases in setting elements of your compensation, in addition to your use of the December 2007 Compensation Peer Group and December 2008 Compensation Peer Group.

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

Company Response:

Appendix A and Appendix B attached to this response include the names of the companies included in the Towers Perrin 2008 Energy Services Industry Executive Compensation Database and the 2008 Hewitt Database, respectively. In future filings, when the compensation committee uses or relies on surveys or databases prepared by compensation consultants to benchmark compensation for our executive officers, we will provide the names of the companies included in such surveys or databases.

Changes to Named Executive Officer Compensation, page 21

2008, page 21

8.	Please explain how the committee utilized the 2008 Towers Perrin database versus how it utilized the December 2007 Compensation Peer Group in determining the new base salaries for the named executive officers. As mentioned in comment seven above, it is not clear whether the committee only used the Towers Perrin database to provide statistical information for the Compensation Peer Group. Clarify whether the committee used the market median of the database and peer group as a benchmark for determining base salaries. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Company Response:

As stated in the second paragraph of the section titled “Benchmarking” on page 20 of the 2009 proxy statement, the compensation committee relied principally on market information from the Towers Perrin Database when considering adjustments to the base salaries of the executive officers in 2008. The reports provided to the committee showed market information for base salary, target total cash compensation and target annual total compensation for each executive officer position benchmarked at the market median. As discussed under the section titled “Executive Officer Compensation Program Structure” on page 18 of the proxy statement, target compensation may be adjusted for various reasons. In addition, to provide additional assurance of the validity of the information from the Towers Perrin Database, the compensation committee reviewed information for the Compensation Peer Group showing median base salary, target total cash compensation and target annual total compensation for the companies in the Compensation Peer Group for whom information was available from the Towers Perrin Database.

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

Stock Ownership Requirements, page 25

9.	Please explain how you determined the stock ownership requirements for your chief executive officer and the other named executive officers.

Company Response:

The compensation committee established the current stock ownership requirements in February 2005. The levels of ownership were set, based on data provided by an outside compensation consultant, at the market median as a multiple of base salary, which the compensation committee believed aligned the interests of the executive officers with the interests of shareholders. The compensation committee has since reviewed and ratified the stock ownership requirements without making any changes in the required levels of ownership. The compensation committee has made a subjective determination that the required ownership appropriately balances the need to ensure a long-term commitment on the part of the executive officers with their personal needs to be able to diversify personal assets. The required levels of stock ownership increase based on an officer’s position because of our interest in ensuring that our senior officers with the most direct impact on our stock performance understand the perspectives of our long-term shareholders.

Potential Payments upon Termination or Change in Control, page 34

10.	With respect to the potential payments upon termination or change in control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Company Response:

Our board or directors approved change in control agreements for all of our named executive officers, other than our president and chief executive officer, in August 2005. These agreements were not the result of negotiations with any of the individual executive officers, but rather the result of a process in which the compensation committee and the board of directors first reviewed the business justification for these agreements (as described in the proxy statement) and market information about the terms of agreements provided by other utilities to their executive officers, and then established terms, including the amounts payable under the agreements, that the compensation committee and the board of directors believed to be reasonable and within an appropriate range of market practices. The compensation committee obtained the advice of an outside compensation consultant prior to approving the agreements in 2005. Under the section titled “Change in Control Agreements” on page 24 of the proxy statement, there is a discussion of the reasons the board of directors approved the change in control agreements.

Mr. Ronald E. Alper

Securities and Exchange Commission

October 16, 2009

At your request, we are filing this letter through the EDGAR system. We are also faxing a copy to Mr. Phippen and Mr. Thompson and sending a signed original copy of this letter by overnight courier to Mr. Owings. Please feel free to call the undersigned at (785) 575-1625 if you have any additional questions.

Sincerely,

WESTAR ENERGY, INC.

By:	/s/ Larry D. Irick
Larry D. Irick
Vice President, General Counsel and Corporate Secretary

cc:	Mr. Michael Contreras, Deloitte and Touche LLP
Mr. Lee Wages, Vice President and Controller, Westar Energy, Inc.

Appendix A

Tower Perrin 2008 Energy Services

Industry Executive Compensation Database

AGL Resources	NSTAR
Allegheny Energy	NW Natural
Allete	New York Power Authority
Alliant Energy	Nicor
Ameren	NorthWestern Energy
American Electric Power	Northeast Utilities
American Transmission	OGE Energy
Areva NP	Omaha Public Power
Ashmore Energy International	Otter Tail
Avista	PJM Interconnection
BG US Services	PNM Resources
Black Hills	PPL
CMS Energy	PacifiCorp
California Independent System Operator	Pacific Gas & Electric
Calpine	Pepco Holdings
CenterPoint Energy	Pinnacle West Capital
Cheniere Energy	Portland General Electric
City Public Service	Progress Energy
Cleco	Public Service Enterprise Group
Colorado Springs Utilities	Puget Energy
Consolidated Edison	Reliant Resources
Constellation Energy	SCANA
DCP Midstream	STP Nuclear Operating
Dominion Resources	SUEZ Energy North America
Duke Energy	Salt River Project
Dynegy	Seminole Energy Services
E.ON U.S.	Sempra Energy
EPCO	Southern Company Services
Edison International	Southern Union Company
El Paso Corporation	Spectra Energy
Electric Power Research Institute	Targa Resources
Enbridge Energy	Tennessee Valley Authority
Energen	TransCanada
Energy Future Holdings	UIL Holdings
Energy Northwest	UniSource Energy
Entergy	Unitil
Exelon	Westar Energy
FPL Group	Williams Companies
FirstEnergy	Wisconsin Energy
Hawaiian Electric	Wolf Creek Nuclear
IDACORP	Xcel Eenrgy
Integrys Energy Group
JEA
Knight
Lower Colorado River Authority
MDU Resources
MGE Energy
Mirant Corporation
NRG Energy

Appendix B

2008 Hewitt Database Participants

AGL Resources Inc.

Allegheny Energy, Inc.

ALLETE, Inc.

Ameren Corporation

Black Hills Corporation

Cleco Corporation

CMS Energy Corporation

DTE Energy Company

El Paso Electric Company

NiSource Inc.

Pinnacle West Capital Corporation

Portland General Electric Company

PPL Corporation

SCANA Corporation

WGL Holdings Inc.